FOIA CONFIDENTIAL TREATMENT REQUESTED BY WIX.COM LTD.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

October 17, 2013

VIA EDGAR SUBMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edwin Kim, Esq.

Amanda Kim, Staff Accountant

Re:	Wix.com Ltd.
Registration Statement on Form F-1
Filed on October 1, 2013
Reg. No. 333-191508

Dear Mr. Kim and Ms. Kim:

On behalf of our client, Wix.com Ltd. (the “Company”), we are submitting this letter to provide certain information supplementally to assist the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of the portions marked with “[***]” (the “Confidential

***CONFIDENTIAL TREATMENT REQUESTED BY WIX.COM LTD. PURSUANT TO RULE 83***

WIX – 01.10.17.2013

Information”) of this letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED BY WIX.COM LTD. PURSUANT TO RULE 83” and each page is marked for the record with the identifying numbers and code “WIX – 01.10.17.2013” through “WIX – 28.10.17.2013”.

The Company advises the Staff that based on discussions with the lead underwriters for its proposed initial public offering (the “Offering”), it currently expects the price per share in the Offering to be between $[***] and $[***] after giving effect to a bonus share issuance (i.e., a share dividend) of two ordinary shares for each outstanding ordinary share. For comparison purposes, the range would have been between $[***] and $[***] per share prior to reflecting the bonus share issuance. Such price range is subject to change based upon market conditions, Company performance and other factors.

Attached as Exhibit A for review by the Staff is new disclosure that the Company proposes to include in the MD&A section of the Registration Statement at the end of the section titled “—Application of Critical Accounting Policies and Estimates—Share-Based Compensation,” which explains the increase in value of the Company’s ordinary shares since the time of the Company’s most recent option grant in August 2013.

Attached as Exhibit B for review by the Staff are a number of pages from the Registration Statement reflecting the proposed price range, offering size, bonus share issuance and certain other updates. The Company expects to file an amended Registration Statement with the SEC in advance of the launch of the Company’s roadshow, which is currently scheduled to be launched on October 23, 2013. In light of current circumstances, the Company will consult with the Staff regarding the appropriate steps in order to ensure that the Registration Statement can be declared effective in order to permit the Offering to be completed.

Additionally, in response to comment no. 28 contained in the comment letter of the Staff dated June 26, 2013, which asked the Company to inform the Staff when the underwriters first communicated their estimated price range and amount for the Company’s shares; the Company respectfully informs the Staff that the underwriters first communicated their estimated price range and amount for the Company’s shares on October 12, 2013.

*    *    *

*** CONFIDENTIAL TREATMENT REQUESTED BY WIX.COM LTD. PURSUANT TO RULE 83***

WIX – 02.10.17.2013

Please direct any questions or comments concerning this letter to Colin Diamond at (212) 819-8754 or Jessica Chen at (212) 819-8503 of White & Case LLP.

Sincerely,

/s/ White & Case LLP
White & Case LLP

CJD:JYC

cc:	Lior Shemesh, Chief Financial Officer, Wix.com Ltd.

***CONFIDENTIAL TREATMENT REQUESTED BY WIX.COM LTD. PURSUANT TO RULE 83***

WIX – 03.10.17.2013

Exhibit A

[***]

*** CONFIDENTIAL TREATMENT REQUESTED BY WIX.COM LTD. PURSUANT TO RULE 83***

WIX – 04.10.17.2013

Exhibit B

[***]

***CONFIDENTIAL TREATMENT REQUESTED BY WIX.COM LTD. PURSUANT TO RULE 83***

WIX – 06.10.17.2013